UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2013

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion to Sell Its Carrier Licensed Division to Telrad Networks Dated February 21, 2013	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: February 22, 2013	By:	/s/ Avi Stern
Name: Avi Stern
Title: CFO

EXHIBIT 1

Alvarion Investor Contacts: Avi Stern, CFO +972.3.767.4333 avi.stern@alvarion.com Elana Holzman, VP IR +972.3.645.9872 elana.holzman@alvarion.com	Press Contacts: For Alvarion: John Conrad +1.703.390.1538 conrad@merrittgrp.com For Telrad: Heidi Eisips +1.408.568.3105 heidi@koralaconsulting.com

Alvarion to Sell Its Carrier Licensed Division to Telrad Networks

Division’s newest product, the BreezeCOMPACT, is a unique small footprint solution offering significant OPEX and CAPEX savings to operators

Tel Aviv, Israel, February 21, 2013 – Alvarion® Ltd. (NASDAQ: ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, has entered into a definitive agreement with Telrad Networks, a leading international provider of innovative telecommunication solutions, pursuant to which Telrad Networks will acquire Alvarion’s carrier licensed division. The consideration in the transaction will be $6.1 million.  In addition, Alvarion may receive certain performance-based milestone payments of up to $6 million.

“We at Telrad are very excited to integrate Alvarion’s carrier licensed division as a core growth engine for our business,” said Ran Bukshpan, CEO, Telrad Networks. “We believe that Alvarion’s broadband wireless access portfolio will become a significant building block in Telrad’s future. We are committed to the ongoing innovation of the BreezeCOMPACT family and have plans to continue investing in this platform, including TD-LTE Advanced capabilities. Telrad is dedicated to continue serving Alvarion’s impressive customer base, and we welcome the Alvarion employees who will join the Telrad family as part of this acquisition. Together we can successfully execute the growth plans we have for Telrad.”

Alvarion’s carrier licensed business started over 15 years ago and has amassed extensive commercial, technological and operational experience and know-how. Its most recent product offering – the BreezeCOMPACT family – offers a unique single-box architecture, all-outdoor chassis, small footprint and lower installation costs. The single-box architecture reduces OPEX and CAPEX by providing true macro base station performance in an optimized all-outdoor/all-in-one small form factor. The BreezeCOMPACT is TD-LTE Advanced-ready with a software upgrade. Launched during the second quarter of 2012, the BreezeCOMPACT has been successfully deployed by tier one and tier two operators in Latin America, Eastern Europe and Africa.

“We believe that this transaction is in the best interest of our shareholders, our carrier licensed business, our customers and our employees. Telrad’s intention with respect to future investments, particularly the development of TD-LTE Advanced capabilities for the BreezeCOMPACT, will enable them to offer our customers cutting edge technologies and provide the optimum solutions and service,” said Hezi Lapid, President and CEO, Alvarion. “Following today’s announcement we will now focus our business on carrier-grade solutions in the unlicensed frequencies. This new focus will allow us to concentrate our resources and attention on our target markets and on successfully completing our turnaround plan.”

Alvarion and Telrad Networks have also agreed to sign a reseller agreement according to which Alvarion will continue to provide carrier licensed solutions to its partners and distributors and Telrad will provide Alvarion’s unlicensed solutions to its carrier customers after the transaction is completed.

Consummation of the transaction is subject to certain closing conditions and is expected to occur during the second quarter of 2013.

Yigal Arnon & Co. served as Telrad’s legal counsel and Meitar Liquornik Geva Leshem Tal served as Alvarion’s legal counsel.

About Telrad Networks
Telrad Networks provides innovative telecom equipment, solutions and services which facilitate communications between millions of end-users worldwide. Combining technological expertise with a dedication to customer service, Telrad provides provisioning, implementation and management for over 100 leading global telecom operators and major enterprises. Telrad Networks operates in over 30 countries, with regional headquarters in the Americas, Europe, Asia and Africa. Telrad Networks is owned by private equity fund Fortissimo Capital. (www.telrad.com)

About Fortissimo Capital:
Fortissimo Capital, headquartered in Israel, is a group of private equity funds with nearly $500 million under management that invests in global technology companies that require capital to expand their business. Fortissimo Capital is a long term investor and seeks to partner with management to facilitate growth and maximize value. Fortissimo is backed by leading financial institutions including insurance companies, banks and pension funds. Fortissimo has successfully exited several of its portfolio companies, including selling NUR Macroprinters (Nasdaq: NURM) to HP (NYSE: HPQ) for $123 million, selling Cadent to Align Technologies (Nasdaq: ALGN) for $190 million, selling AOD Software to a USA private equity firm, and the IPO of SodaStream (Nasdaq: SODA) and selling its holdings at a valuation of $800 million. The partners in the fund are: Yuval Cohen (founding and managing partner), Eli Blatt, Shmoulik Barashi, Marc Lesnick, Yochai Hacohen and Yoav Hineman. (www.ffcapital.com)

About Alvarion
Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; our inability to raise sufficient funds to continue our operations, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. Alvarion assumes no responsibility with respect to any forward looking statements made by Telrad herein.

The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

The information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions.  The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion.  If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions.  This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this press release, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

To receive Alvarion's press releases please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.